Exhibit 99.1

Tencent Music Entertainment Group Announces $1 billion Share Repurchase Program

SHENZHEN, China, March 28, 2021 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that its board of directors (the "Board") has authorized a share repurchase program under which the Company may repurchase up to $1 billion of its Class A ordinary shares in the form of American depositary shares ("ADSs") during a twelve-month period commencing on March 29, 2021 (collectively, the "Share Repurchase Program").

Mr. Tong Tao Sang, Chairman of the Board, said, "The Share Repurchase Program is a strong indication of the Board’s confidence in the Company’s business outlook and long-term strategy, and we believe it will ultimately benefit TME and create value for its shareholders."

The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the "SEC") Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund repurchases from its existing cash balance.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606